February 15, 2019

VIA EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust Proxy, File No. 811-21720

Dear Mr. Oh:

On February 5, 2019, Northern Lights Fund Trust (the "Registrant") filed a preliminary proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a new investment advisory agreement between the Trust and Ladenburg Thalmann Asset Management, Inc. (“LTAM” or the “Adviser”), on behalf of the Ladenburg Income Fund, Ladenburg Income & Growth Fund, Ladenburg Growth & Income Fund, Ladenburg Growth Fund and Ladenburg Aggressive Growth Fund (each a “Fund” and collectively the “Funds”). In a telephone conversation on February 14, 2019, you provided comments on the Proxy to Krisztina Nadasdy of Thompson Hine LLP. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

Comment 1. Please incorporate all comments below into the Alternative Strategies Fund Proxy, File No. 811-22440, as applicable.

Response. To the extent appropriate, responses to comments will be incorporated into the Alternative Strategies Proxy Statement.

Comment 2. On the first page of the Proxy, please subdivide the proposals to name each Fund that must approve the relevant proposal. Please update the ballot at the end of the Proxy to reflect this.

Response. The Registrant believes that the tabular representation of proposals and the proxy ballot are appropriate, and therefore respectfully declines.

PROPOSAL I

Comment 3. Please make it clear throughout the proposal that the Current Agreement and New Agreement (each as defined in the Proxy) are identical except with respect to the date of execution, effectiveness and expiration.

Response. The Registrant believes that the existing disclosure is appropriate, and therefore respectfully declines.

Comment 4. Disclose whether the contractual waiver of fees will remain the same once the New Agreement is approved.

Response. The Registrant has updated the disclosure in the Proxy to read “If the New Agreement is approved by shareholders, LTAM will agree to an expense limitation agreement with identical terms.”

Comment 5. Please clarify what will occur if all Funds do not approve the New Agreement, i.e., some Funds approve and others do not.

Response. The disclosure has been revised as follows: “If the New Agreement with LTAM is not approved by shareholders with respect to a particular Fund or Funds, the Board and LTAM will consider other options, including a new or modified request for shareholder approval of the New Agreement.”

Comment 6. Confirm that there are no Directors or General Partners of Ladenburg Thalmann Asset Management.

Response. The officer and director table has been updated to indicate that, in addition to serving as the President and Chief Executive Officer of LTAM, Philip S. Blancato is also the sole Director of LTAM. The Registrant confirms that there are no additional Directors or General Partners of LTAM.

Comment 7. In addition to the positive thoughts regarding the Adviser, please disclose any negative or adverse factors discussed during the Board of Trustees deliberation.

Response. The disclosure fully describes the factors considered by the Trustees.

Comment 8. Please provide disclosure regarding the Adviser’s similarly managed funds as required by Item 22(c)(10) of Schedule 14A.

Response. The Registrant confirms that the Adviser does not manage any similar funds and thus the Registrant is not required to provide disclosure pursuant to Item 22(c)(10) of Schedule 14A.

PROPOSAL II

Comment 9. Please include in the Board of Trustee evaluation, a discussion of why the fees were withheld.

Response. The following disclosure has been added: “In light of the fact that the Transaction may have resulted in the assignment of LTAM, and thus the Current Agreement as well, the Trustees considered that withholding payment of advisory fees to LTAM was reasonable.”

OTHER INFORMATION

Comment 10. In the subsection titled “THE PROXY” please revise the third sentence to indicate that if no specification is made, the shares represented by a duly and timely executed proxy will be voted for approval of the proposals.

Response. The requested change has been made, please see revised proxy statement attached.

If you have any questions, please call Krisztina Nadasdy at (614) 469-3243 or Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla